SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES DIVESTITURE OF NETWORK COVERAGE MODULE MANUFACTURING SUBSIDIARIES
SIGNATURES

This Form 6-K consists of:
The announcement of divestiture of network coverage module manufacturing subsidiaries of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on January 5, 2009.

FOR IMMEDIATE RELEASE
Contacts:

Investor Contact:	Investor Relations (US):
Kent Lo, IR Manager China GrenTech Corp Ltd. +86 755 2650 3007 kentlo@grentech.com.cn	Delia Cannan Taylor Rafferty +1 (212) 889-4350 GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@Taylor-Rafferty.com	Jason Marshall Taylor Rafferty +1 (212) 889-4350 GrenTech@Taylor-Rafferty.com
China GrenTech Divests Network Coverage Module
Manufacturing Subsidiaries
Shenzhen, PRC — January 5, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF; the “Company” or “China GrenTech”) announced that it has divested two wholly-owned subsidiaries: Quanzhou Lake Communication Company Limited (“Lake Communication”) and Quanzhou Lake Microwave Company Limited (“Lake Microwave”). The Company sold Lake Communication to Mr. Haifan Zhuang, son of Mr. Kunjie Zhuang who is a director and chief technology officer of China GrenTech and one of the Company’s major shareholders, and sold Lake Microwave to Mr. Haifan Zhuang and Lake (HK) Technology Company Limited, an affiliated company of Mr. Kunjie Zhuang. The principle business of Lake Communication has been to supply RF modules to the Company’s wholly-owned subsidiary, Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”), for manufacturing network coverage equipment, and the principle business of Lake Microwave has been to supply RF modules to companies other than Shenzhen GrenTech.
As consideration for the acquisition, Shenzhen GrenTech is released from its account payable obligations in the aggregate amount of RMB106.3 million due to the two subsidiaries and the buyers will acquire the two subsidiaries subject to their existing outstanding debt obligations. The terms of the transaction were negotiated on an arms’ length basis and approved by the Company’s independent directors. The transfer of the equity interest in Lake Communication has recently been completed, and the Company is in the process of completing the applicable PRC registration requirements for the transfer of the equity interest in Lake Microwave, which is expected to be completed in the first half of 2009.

Mr. Yingjie Gao, Chairman of China GrenTech, said, “Our plant in Shenzhen, which is operated separately from Lake Communication and Lake Microwave, has mastered manufacturing capabilities for all types of RF modules, which has been a benefit to our fast growing RF business over the past two years. The disposal of Lake Communication and Lake Microwave will allow us to streamline our management structure, reducing management expenses and increasing operational efficiency. More importantly, as a result of this transaction, an account payable from Shenzhen GrenTech to the two subsidiaries has been cancelled and the buyers will assume Lake Communication’s and Lake Microwave’s debt obligations, which will help to reduce our future cash outflow in light of the current economic slowdown. As we intend to continue to procure modules from Lake Communication and Lake Microwave in the short term after the disposal, we anticipate that there will be no impact on our operations or supply. Moving forward, we will further leverage our leading RF technology and production scale in Shenzhen to continue to manufacture our own RF modules for network coverage.”
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the risk that the Company will not be able to produce sufficient quantities of RF modules for its network coverage equipment manufacturing or be able to source them from Lake Communication or Lake Microwave on commercially acceptable terms or at all; the Company’s ability to reduce its management expenses and increase operational efficiency as a result of these divestitures; the risk that the Company will not be able to maintain its leading RF technology and production scale to continue to manufacture its own RF modules for network coverage; the Company’s ability to maintain its financial position and margins during the current economic slowdown in China and worldwide; fierce competition in the wireless communication industry; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the

Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology and product developer and a leading wireless coverage product and services provider in China. The Company uses RF technology to develop and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks both indoors and outdoors, including buildings, highways, railways, tunnels and remote regions. China GrenTech provides wireless coverage services, including the design, installation and warranty services for its coverage products.
Based on its in-house RF technology platform, the Company also develops and produces base station RF modules sold to base station manufacturers. China GrenTech is a qualified supplier of RF modules to several major base station manufacturers and the major supplier of RF modules for Huawei Technologies and ZTE Corporation. For more information, please visit http://www.grentech.com.cn.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: January 6, 2009